AB

SECURITIES AND EXCHANGE COMMISSION

03012517

50
3/05/03

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SEC FILE NUMBER
8-48436

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC MAIL PROCESSING RECEIVED FEB 27 2003 WASH. D.C. SECTION

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
BlackRock Investments, Inc.
formerly Provident Advisers, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 East 52nd Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Greenberg, Director — (212) 409-3578
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

cm 4/1

BlackRock Investments, Inc.

Financial Statements
and Supplemental Information

Year ended December 31, 2002

Contents

OATH OR AFFIRMATION

I, Paul Greenberg, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to BlackRock Investments, Inc. for the year ended December 31, 2002, are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Paul Greenberg 2/24/03

Signature **Date**

Director

Title

ELIZABETH ... GREENE
NOTARY PUBLIC, State of New York
No. 01GR6074039
Qualified in New York County
Commission E... May 6, 2006

Elizabeth ...

Notary Public

This report contains (check all applicable boxes):**

(x)	Independent Auditors' Report
(x) (a)	Facing Page
(x) (b)	Statement of Financial Condition
(x) (c)	Statement of Income (Operations)
(x) (d)	Statement of Cash Flows
(x) (e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
(x) (f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x)	Notes to Financial Statements
(x) (g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
( ) (h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
( ) (i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
( ) (j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
( ) (k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation
(x) (l)	An Oath or Affirmation
( ) (m)	Copy of the SIPC Supplemental Report
( ) (n)	A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit
( ) (o)	Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) Under the Commodity Exchange Act
( ) (p)	Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 Under the Commodity Exchange Act
( ) (q)	Schedule of Segregation Requirements and Funds in Segregation for Commodity Dealer Options Accounts Pursuant to Regulation 32.6 of the Commodity Futures Trading Commission.
(x) (r)	Supplemental Report of Independent Auditors on Internal Control

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

Report of Independent Auditors

The Board of Directors
BlackRock Investments, Inc.

We have audited the accompanying statement of financial condition of BlackRock Investments, Inc. (the "Company"), as of December 31, 2002, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information listed in the accompanying table of contents is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

January 31, 2003

Deloitte
Touche
Tohmatsu

BlackRock Investments, Inc.
Statement of Financial Condition
December 31, 2002

(Dollar amounts in thousands)

Assets	
Cash and cash equivalents	$9,587
Investments, trading (cost: $660)	321
Accounts receivable	82
Due from affiliates	1,136
Intangible assets (net of accumulated amortization of $250)	500
Other assets	104
Total assets	$11,730
Liabilities	
Accrued compensation	$2,327
Accounts payable and accrued liabilities	110
Payable to affiliates	757
Total liabilities	3,194
Stockholder's equity	
Common stock, no par value - 1,000 shares authorized, issued, and outstanding	-
Additional paid-in capital	3,114
Retained earnings	5,422
Total stockholder's equity	8,536
Total liabilities and stockholder's equity	$11,730

See accompanying notes to financial statements.

BlackRock Investments, Inc.
Statement of Income
Year ended December 31, 2002

(Dollar amounts in thousands)

Revenue	
Administration fees	$11,356
Commission income	366
Total revenue	11,722
Expenses	
Compensation and benefits	7,030
Commissions paid to other broker-dealers	435
Marketing and promotion	582
Occupancy and communications	123
Other	10
Total expenses	8,180
Operating income	3,542
Non-operating income (expense)	
Interest income	112
Unrealized loss on investments	(339)
Total non-operating expense	(227)
Income before income taxes	3,315
Income taxes	1,388
Net income	$1,927

See accompanying notes to financial statements.

BlackRock Investments, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2002

(Dollar amounts in thousands)

	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
December 31, 2001	$3,114	$3,495	$6,609
Net income	-	1,927	1,927
December 31, 2002	$3,114	$5,422	$8,536

See accompanying notes to financial statements.

BlackRock Investments, Inc.
Statement of Cash Flows
Year ended December 31, 2002

(Dollar amounts in thousands)

Cash flows from operating activities	
Net income	$1,927
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized loss on investments	339
Deferred income taxes	162
Changes in operating assets and liabilities:	
Increase in accounts receivable	(18)
Increase in due from affiliates	(61)
Increase in other assets	(14)
Increase in accrued compensation	47
Decrease in accounts payable and accrued liabilities	(232)
Decrease in payable to affiliates	(572)
Decrease in other liabilities	(22)
Cash provided by operating activities	1,556
Net increase in cash and cash equivalents	1,556
Cash and cash equivalents, beginning of year	8,031
Cash and cash equivalents, end of year	$9,587
Supplemental disclosure	
Cash paid for income taxes	$1,319

1. Organization and Basis of Presentation

BlackRock Investments, Inc. ("BII" or the "Company"), a Delaware company, is an indirect wholly-owned subsidiary of BlackRock, Inc. ("BRI"), an indirect majority owned subsidiary of PNC Financial Services Group, Inc. ("PNC"). The Company acts as an administrator to the BlackRock Provident Institutional Funds ("BPIF" or the "Funds"). The Company shares the responsibility for the administration of the Funds with PFPC, Inc., an indirect wholly-owned subsidiary of PNC and BlackRock Institutional Management Corporation ("BIMC"), an indirect wholly owned subsidiary of BRI, the contractual administrators for the Funds. The Company also employs a sales force that is engaged in the sale of BPIF to an institutional client base. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term, highly liquid investments with original maturities of three months or less. Cash and cash equivalents are held at major financial institutions and in money market mutual funds, to which the Company is exposed to market and credit risk.

Investments

Investments consist of warrants to purchase shares of common stock in The Nasdaq Stock Market, Inc. and are classified as trading with unrealized gains and losses included in the statement of income and changes and retained earnings as unrealized gain (loss) on investments. The fair value of the warrants is determined using a pricing model which takes into account time value and the volatility factors of the underlying common stock.

Revenue Recognition

Administration fees are based on a percentage of assets under administration and recognized in the period in which the services are performed.

The Company earns commissions on the sales of mutual fund shares. Commissions are recognized when the sales are executed.

2. Significant Accounting Policies (continued)

Fair Value of Financial Instruments

Cash and cash equivalents, receivables and payables are carried at cost, which approximates fair value.

Intangible Assets

Goodwill

On July 20, 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," which changed the accounting for goodwill from an amortization method to an impairment-only approach. With respect to goodwill related to past business combinations, the amortization of goodwill ceased upon adoption of the new statement. Impairment testing for goodwill at a reporting unit level is required on at least an annual basis. The new statement also addresses other accounting matters, disclosure requirements and financial statement presentation issues relating to goodwill and other intangible assets. The Company adopted SFAS No. 142, effective on January 1, 2002, as required. As a result of the cessation of amortization expense related to the adoption of SFAS No. 142, the Company's net income has increased by approximately $29 during the year ended December 31, 2002.

Income Taxes

The Company accounts for income taxes under the liability method prescribed by SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis.

Stock-based Compensation

The Company follows SFAS No. 123, "Accounting for Stock-based Compensation," and adopted the intrinsic value method for all arrangements under which employees receive shares of stock or other equity instruments of the employer, or its parent, or the employer incurs liabilities to employees in amounts based on the price of its stock, or the stock of its parent, for year ended December 31, 2002. Fair value disclosures are included in the notes to the financial statements.

2. Significant Accounting Policies (continued)

Pursuant to SFAS No. 123, the Company elected to account for its participation in BRI's 1999 Stock Award and Incentive Plan (the "Award Plan") under Accounting Principles Board Opinion No. ("APB") 25, "Accounting for Stock Issued to Employees," and adopted the disclosure only provisions of SFAS No. 123 for the year ended December 31, 2002.

The Company will expense stock-based compensation using the fair value-based method, beginning with grants made in 2003. Assuming recurring stock option grants of similar size and value to those made historically, this change in accounting policy will not have a material impact on net income in 2003. The annual impact is expected to increase over the next five years under the transitional guidance currently provided by SFAS No. 123, as amended. When fully implemented, the impact, assuming recurring stock option grants of similar size and value to those made historically, is expected to result in an annual reduction in net income of approximately $105.

Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Derivative Instruments and Hedging Activities

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and No. 138, establishes accounting and reporting standards for derivative instruments, including certain derivatives embedded in other contracts and for hedging activities. SFAS No. 133 generally requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those investments at fair value.

2. Significant Accounting Policies (continued)

Recent Accounting Pronouncements

a) Accounting for Costs Associated with Exit or Disposal Activities

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit and Disposal Activities," which nullified Emerging Issue Task Force Issue ("Issue") No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)," by requiring the recognition of a liability for a cost associated with an exit or disposal activity only when the liability is incurred. Under the Issue, a liability for an exit cost could be recorded at the date of an entity's commitment to an exit plan. The adoption of this statement, which is effective January 1, 2003, is not expected to have a material impact on the Company's financial statements.

b) Accounting and Disclosure Requirements for Guarantees

In November 2002, the FASB issued Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 significantly changes current practice in the accounting for, and disclosure of, guarantees. Under FIN No. 45, certain guarantees are required to be recorded at fair value, in contrast to current practice, which is generally to record a liability only when a loss is probable and reasonably estimable, as those terms are defined in SFAS No. 5, "Accounting for Contingencies." FIN No. 45 also requires a guarantor to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote. The disclosure requirements of FIN No. 45 became effective for any interim or annual periods ending after December 15, 2002 while the interpretation's initial recognition and initial recognition provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of this interpretation is not expected to have a material impact on the Company's financial statements.

c) Stock-based Compensation

In December 2002, the FASB Issued SFAS No. 148, "Accounting for Stock-Based Compensation–Transition and Disclosure, an amendment of FASB Statement No. 123." SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, the statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on

2. Significant Accounting Policies (continued)

reported results. As discussed previously, in adopting this statement, the Company has elected to apply the recognition provisions of SFAS No. 123 to all employee awards granted, modified or settled after January 1, 2003 When fully implemented, the impact, assuming recurring stock option grants of similar size and value to those made historically, is expected to result in an annual reduction in net income of approximately $105.

3. Employee Benefit Plan

The Company's employees participate in PNC's Incentive Savings Plan ("ISP"), a defined contribution plan. Under the ISP, the Company matches employee contributions of up to 6% of eligible compensation, subject to Internal Revenue Code limitations. Contributions to the ISP are matched primarily by shares of BRI's common stock. ISP expense for the Company was $135 the year ended December 31, 2002.

4. Stock Award and Incentive Plans

BlackRock, Inc. 1999 Stock Award and Incentive Plan

Pursuant to the Award Plan, options are granted at an exercise price not less than the market value of BRI common stock on the date of grant. These options have a ten-year life, vest ratably over periods ranging from 2-4 years and become exercisable upon vesting.

Stock option activity during 2002 is summarized below:

Outstanding at	Shares under option	Weighted-avg. exercise price
December 31, 2001	25,500	$30.67
Granted	22,000	37.36
December 31, 2002	47,500	$36.17

Under the Award Plan, a maximum of 9,000,000 shares of BRI class A common stock are authorized for issuance at December 31, 2002 to employees of BRI and its subsidiaries. Of this amount, 2,843,371 shares remain available for future awards. The number of shares granted to employees of the Company that were vested at December 31, 2002 was 11,000.

4. Stock Award and Incentive Plans (continued)

Stock options outstanding and exercisable as of December 31, 2002 are as follows:

Exercise Prices	Outstanding shares under option	Weighted-avg. remaining contractual life	Outstanding shares Weighted-avg. exercise price	Exercisable shares under option	Exercisable shares Weighted-avg. exercise price
$14.00	11,000	6.75	$14.00	11,000	$14.00
$37.36	22,000	9.79	37.36	-	-
$43.31	14,500	7.96	43.31	-	-
	47,500	8.53	$36.17	11,000	$14.00

Under APB 25, no compensation costs were recognized related to the Award Plan. Under SFAS No. 123, compensation costs related to the Award Plan are measured at the grant date based on the fair value and are recognized ratably over the vesting period. Net income would have been reduced by $70 if compensation expense were recognized for stock options during the year ended December 31, 2002. The fair value of each option grant is estimated using a Black-Scholes option-pricing model. During the year ended December 31, 2002, BRI assumed an expected dividend yield of 0%, an expected volatility of 33.44%, a risk free interest rate of 1.65% and an expected term of eight years in estimating the fair value of 2002 option grants to BII employees.

BlackRock Inc. Long-Term Retention and Incentive Program

On October 10, 2002, BRI finalized the BlackRock, Inc. Long-Term Retention and Incentive Program (the "Retention Plan"). The Retention Plan permits the grant of up to 3.5 million stock options at market value under the Award Plan, subject to vesting at December 31, 2006, and $240,000 in deferred compensation awards (the "Compensation Awards"), subject to the achievement of certain performance hurdles by BRI no later than March 2007. As of December 31, 2002, BRI has awarded 3.4 million stock options and $130,500 in Compensation Awards. If the performance hurdles are achieved, the Compensation Awards will be funded with up to 4 million shares of BRI common stock to be surrendered by PNC and distributed to Retention Plan participants, less income tax withholding. In addition, distributed shares to Retention Plan participants will include an option to put such distributed shares back to BRI at fair market value. BRI will fund the remainder of the Compensation Awards with up to $40,000 in cash. Certain employees of the Company are eligible for the Retention Plan. To date, $800 of Compensation Awards and 20,000 options have been awarded to employees of the Company under the Retention Plan.

4. Stock Award and Incentive Plans (continued)

The Compensation Awards will vest at the end of any three-month period beginning in 2005 or 2006 during which the daily average closing price of BRI's common stock is at least $65 per share. If that performance hurdle is not achieved, BRI's Compensation Committee of its Board of Directors may, in its sole discretion, vest a portion of the Compensation Awards if BRI realizes compound annual growth in diluted earnings per share of at least 10% from January 1, 2002 to December 31, 2006 and BRI's publicly-traded stock performs in the top half of its peer group during that time.

There will be no expense recognition associated with the Compensation Awards unless vesting occurs or a partial vesting determination by the Compensation Committee is considered probable and estimable. Once this determination is made, the Company will record compensation expense for the pro rata portion of the Compensation Awards earned to date. Compensation expense for the remaining Compensation Awards will be recognized ratably through March 31, 2007.

The terms of the Retention Plan are subject to approval by BRI's stockholders at the its annual meeting in May 2003.

5. Income Taxes

PNC, BRI and BRI's subsidiaries have entered into a tax disaffiliation agreement that sets forth each party's rights and obligations with respect to income tax payments and refunds and addresses related matters such as the filing of tax returns and the conduct of audits or other proceedings involving claims made by taxing authorities.

For the year ended December 31, 2002, the Company's operations have been included in the consolidated federal income tax return of BRI and its subsidiaries. BII may file separate state and municipal income tax returns or may be included in state and/or municipal income tax returns with one or more BRI subsidiaries, or one or more PNC subsidiaries, on a combined or unitary basis. If BII is included in a group's combined or unitary state or municipal income tax filing, its share of the liability generally will be based upon an allocation to BII of a percentage of the total tax liability based upon the Company's level of activity in such state or municipality.

5. Income Taxes (continued)

The provision for income taxes consists of the following:

	Year ended December 31, 2002
Current:	
Federal	$936
State and local	290
Total current	1,226
Deferred:	
Federal	119
State and local	43
Total deferred	162
Total	$1,388

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities, which are included in payable to affiliates in the statement of financial condition, consist of the following:

	December 31, 2002
Deferred tax assets:	
Deferred state income taxes	$68
Compensation	20
Other	48
Gross deferred tax asset	136
Deferred tax liabilities:	
Unrealized loss on investments	142
Other	10
Gross deferred tax liability	152
Net deferred tax liability	$16

5. Income Taxes (continued)

A reconciliation of income tax expense with expected federal income tax expense computed at the applicable federal income tax rate of 35% is as follows:

	Year ended December 31, 2002	%
Expected income tax expense	$1,160	35.0%
Increase in income taxes resulting from:		
State and local taxes	216	6.5
Other	12	0.4
Income tax expense	$1,388	41.9%

6. Related Party Transactions

In accordance with a servicing agreement entered into with BIMC, the Company receives an asset-based fee for administrative services it provides to BPIF. These fees amounted to $10,492 for the year ended December 31, 2002. Of this amount, $1,024 was included in due from affiliates at December 31, 2002.

Payable to affiliates primarily represents income taxes payable in the amount of $283 and expenses of $468 owed to BlackRock Financial Management, Inc., an indirect wholly owned subsidiary of BRI, in connection with an estimated income tax payment and payroll expenses made on behalf of the Company at December 31, 2002. These amounts do not bear interest.

7. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company's net capital ratio was .51 to 1, and net capital of $6,223 was $6,010 in excess of regulatory requirements.

Supplemental Information

BlackRock Investments, Inc.

Computation of Net Capital for Broker-Dealers
Pursuant to Rule 15c3-1

December 31, 2002

(Dollar amounts in thousands)

Total stockholder's equity	$8,536
Less nonallowable assets (includes all assets except cash and cash equivalents)	2,143
Net capital before haircuts	6,393
Less haircuts on cash equivalents	170
Net capital	$6,223
Computation of aggregate indebtedness (includes all liabilities)	$3,194
Minimum capital required (the greater of $5 or 6-2/3% of aggregate indebtedness)	$213
Capital in excess of minimum required	$6,010
Ratio of aggregate indebtedness to net capital	.51:1

There were no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing on January 24, 2003.

BlackRock Investments, Inc.
Statement Regarding SEC Rule 15c3-3

December 31, 2002

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

Supplemental Report of Independent Auditors on Internal Control

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

Supplemental Report of Independent Auditors on Internal Control

January 31, 2003

The Board of Directors
BlackRock Investments, Inc.

In planning and performing our audit of the financial statements of BlackRock Investments, Inc. (the "Company") for the year ended December 31, 2002 (on which we issued our report dated January 31, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP